SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[April 20, 2004]

Metso Corporation

(Translation of registrant’s name into English) Fabianinkatu 9 A, PO Box 1220 FIN-00101 Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F _______X_______	Form 40-F______________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____________	No________X_________

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-____________

SIGNATURES

Date April 20, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

Metso to supply Stora Enso with world-class SC paper line to Kvarnsveden

(Helsinki, Finland, April 20, 2004) - Metso Corporation’s (NYSE: MX; HEX: MEO) fiber and paper technology business area Metso Paper will supply Stora Enso’s Kvarnsveden mill in Sweden with a new production line for high-quality SC paper. Start-up is scheduled for end of 2005. The order is the largest in Metso’s and Metso Paper’s history. The value of the order is not disclosed.

The scope of Metso Paper’s delivery is practically comprising of the entire new SC paper mill for PM 12, excluding the building itself. Included are the main papermaking machinery, process systems, auxiliary systems, electrification and services. Metso Automation will supply a wide range of control and monitoring systems. Also included in the order is an expansion of woodroom, TMP and bleaching plant, needed to support the new production line.

With a wire width of 11.3 m and a design speed of 2,000 m/min, the new PM 12 will be the world’s largest paper machine. The capacity of the new line will be 420,000 tons/year and the line will be one of the largest in the world.

Stora Enso’s Kvarnsveden mill was founded in 1900 at the Dalälven River, in the town of Borlänge, in central Sweden. Today, the mill has an annual production capacity of approximately 700,000 tonnes of newsprint, improved newsprint and uncoated magazine paper on four paper machines.

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products. The Group’s sales totaled EUR 12.2 billion in 2003. The Group has approximately 44,000 employees in more than 40 countries.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion. It has approximately 26,000 employees in 50 countries. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:
Leo Allo, SVP, Communications, Metso Paper, tel. +358 40 544 9509

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.